[Goodwin Procter LLP logo]	Michael S. Turner 617.570.1163 mturner@goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

                      June 19, 2007

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention: David L. Orlic

  Re:
  BladeLogic, Inc.
  Amendment No. 1 to Registration Statement on Form S-1
  Filed on May 15, 2007
  File No. 333-141915

Dear Mr. Orlic:

        This letter is submitted on behalf of BladeLogic, Inc. (the "Company") in response to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the Company's Registration Statement on Form S-1 filed on April 5, 2007 (the "Registration Statement"), as amended by Amendment No. 1 filed on May 15, 2007 ("Amendment No. 1"), as set forth in your letter dated June 15, 2007 addressed to Dev Ittycheria, President and Chief Executive Officer of the Company (the "Comment Letter"). The Company is concurrently filing pre-effective Amendment No. 2 to the Registration Statement ("Amendment No. 2"), which includes changes that reflect responses to the Staff's comments and a reverse stock split.

        For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff's comments refer to Registration Statement, and page references in the responses refer to Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

        The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 2 (marked to show changes from Amendment No. 1).

General

1.
In response to comment 1 in our letter dated May 8, 2007, you have advised us concerning the planned price range for your offering but have not yet incorporated this information into your registration statement. As previously noted, we will evaluate disclosure that is dependant upon the offering price when a filing with a price range has been made. We may have comments regarding the director compensation that has not yet been provided.

  RESPONSE: In response to the Staff's comment, the Company acknowledges that it will select the final price range and include it in a pre-effective amendment to the Registration Statement prior to any distribution of a preliminary prospectus. In addition, the Company respectfully advises the

  Staff that the Board of Directors of the Company approved the Non-Employee Director Compensation Plan on May 22, 2007. This Plan has been filed as Exhibit 10.23 to Amendment No. 2, and the terms of such Plan have been described on page 75 of Amendment No. 2.

Prospectus Summary, page 1

2.
In your response letter and accompanying documentation, you provided support for your claims that BladeLogic is a "leading provider of data center automation software to enterprises, service providers, government agencies and other organizations in North America, Europe and Asia" and "a leading supplier of data center automation and management software." The market studies you provided rely largely upon the author's assessment of the technical capabilities of the Operations Manager. The material relied upon seems to indicate that your market presence is at least equaled by 6 of 7 named competitors. Please expand the prospectus references to your "leading" status to explain concisely the parameters evaluated in reaching your conclusion and provide the factual information upon which you conclude you are "leading" when evaluating those parameters.

  RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 2 in response to the Staff's comment to provide that the Company is a "provider of leading data center automation software." This revised disclosure better reflects the third-party material which the Company relied on in reaching its conclusion. Forrester Research, Inc.'s report dated January 12, 2005 entitled "Selecting a Data Center Automation Vendor" (the "2005 Forrester Report"), which was previously supplementally provided to the Staff, places the Company's technology in a leadership position in the data center automation software market. To the best of the Company's knowledge, the 2005 Forrester Report is the only available third-party report providing a ranking of competitors in the data center automation software market.

  The 2005 Forrester Report interviewed sixteen vendor and user companies and identified the Company's Operations Manager product as one of the two "leading products" in data center automation for life-cycle management. The 2005 Forrester Report also categorized the Company and seven of its named competitors in that market as "Leaders," "Strong performers" or "Contenders." Based on overall technological capabilities and market presence in the data center automation software market, the Company was ranked by Forrester Research, Inc. as one of two "Leaders," the highest rank. Please see Figure 1 on page 4 of the 2005 Forrester Report.

  Furthermore, the Company supplementally advises the Staff that on an earnings conference call with industry analysts on May 30, 2007, Opsware, Inc., a competitor of the Company, stated that it believes that many larger companies cannot compete with its and BladeLogic's technology and, in fact, identified BladeLogic's software as being better than a much larger competitor, Hewlett-Packard Company. Below please find the relevant excerpt from the Opsware, Inc. Q1 Earnings Conference Call, May 30, 2007:

    Piten Depunjet—Deutsche Bank—Analyst
    "Okay. I had actually—my question was more on the competition side. Do you see—apart from BladeLogic, who else do you see in the data center space?"

    Ben Horowitz—Opsware, Inc.—CEO
    "From a competition standpoint, I think you also have to put Hewlett Packard in that category in that they certainly show up, although their product set is not as good as BladeLogic's currently. But they've got the breadth."

    Piten Depunjet—Deutsche Bank—Analyst
    "Do you get a sense that they are interested to get like more involved within this space?"

    Ben Horowitz—Opsware, Inc.—CEO
    "There's no question of that. In terms of the large companies that would like to be more significant in our space and who view it as an interesting market, they think in that category you could put Hewlett-Packard, EMC, Symantec, IBM, and CA are the ones who I think that strategically indicate, give strong indication that that is a market that they would like to participate in for sure. And there are others as well, but those are the most significant."

    Opsware, Inc. Q1 Earnings Conference Call, May 30, 2007
    Final Transcript—Thomson StreetEvents

Use of Proceeds, page 25

3.
With respect to comment 9 in our letter dated May 8, 2007, your prospectus continues to refer to management's plans to develop existing products further, introduce new products, expand research and development activities, and add domestic and international employees. It appears that you may have a current plan to fund these expanded activities using the offering proceeds. A generalized plan to apply proceeds of the offering for such purposes would warrant a more detailed breakdown of your plans to apply the proceeds. Tell us whether you have presented quantitative plans for the operation of the business after the offering to your investment bankers or to the board of directors. If so, this section should be revised to provide meaningful information about management's current plans to apply the proceeds in funding the planned business activities.

  RESPONSE: In response to the Staff's comment, the Company respectfully advises the Staff that, other than the $5.88 million to be used to redeem all of its shares of Series A redeemable preferred stock, there are no specific plans for the use of proceeds. As indicated in the section entitled "Use of Proceeds" on page 24 of Amendment No. 2, the Company expects to use the remaining proceeds for general corporate purposes, including the potential funding of strategic acquisitions or investments, the continued expansion of its sales and marketing activities and the expanded funding of its research and development efforts. The Company's business plans for both fiscal 2007 and 2008 have been presented to both the Board of Directors and to the investment bankers. In these plans, the Company budgeted for the cost of expanding its sales and marketing activities, and its research and development efforts. Under the current plans and at the currently budgeted levels, these costs will be funded out of cash flow from operations, and not from proceeds from this offering. Notwithstanding the ability to fund these items out of cash flow from operations, the Company expects to continue to evaluate potential acquisitions or investments, continued opportunities to expand its sales and marketing activities, and continued opportunities to expand its research and development efforts. While the Company expects that proceeds from the offering may be used for these purposes, the precise amounts and timing of actual expenditures will depend on numerous factors and are not currently built into the Company's operating plan, and thus the Company has not provided quantitative detail regarding the allocation of use of proceeds among the general corporate purposes listed. The Company respectfully advises the Staff that it has revised its disclosure in the section entitled "Use of Proceeds" to clarify its current plans in response to the Staff's comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

General

4.
In response to comment 10 in our letter dated May 8, 2007, you stated that the cost of complying with Section 404 would be significant, and you revised the title of the corresponding risk factor to refer to "substantial" cost increases associated with Section 404. However, you advised us in your response that these costs would not have a "material" effect on your results of operations and liquidity. In your response letter, please explain how you concluded that the significant and substantial costs will be immaterial to your results of operations and your liquidity position. If these costs are not material, clarify why you are including the related paragraph in the risk factors section, which should be limited to material risks.

  RESPONSE: The Company respectfully advises the Staff that upon further consideration it has revised its risk factor in Amendment No. 2 on page 22 in response to the Staff's comment. The Company believes that the material risk presented is one of management distraction from revenue-generating activities, rather than cost increases associated with Section 404.

Key Financial Metrics and Trends, page 31

5.
Please revise your disclosure to quantify the changes in your sales professional headcount by geographic area as part of your revenue discussion throughout Management's Discussion and Analysis.

  RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 2 in response to the Staff's comment.

Application of Critical Accounting Policies and Use of Estimates, page 34

Stock-Based Compensation, page 36

6.
Please revise the table provided in response to comment 7 in our letter dated May 4, 2007 to provide a description or name of the option holder(s) and the reason for each grant as previously requested.

  RESPONSE: In response to the Staff's comment, the Company has revised the table, which sets forth grants of stock options and restricted and unrestricted stock awards since January 1, 2006, to provide a description of the option holder (employee, executive officer, non-employee director or consultant) and disclose whether the grant was an initial grant or a merit grant (i.e. incentivize individuals to join the Company or reward individuals for outstanding performance). The table is as follows:

	Number of Options and Restricted and Unrestricted Shares Granted
				Exercise or Purchase Price	Fair Value of Common Stock	Deferred Compensation as of March 31, 2007(1)
	Initial	Merit	Total
February 7, 2006 (2)
Employees	145,000	142,250	287,250	$1.80	$1.80	$194,000
March 14, 2006 (2)
Employees	30,000	12,250	42,250	1.80	1.80	29,000
May 16, 2006 (2)
Employees	163,500	88,750	252,250	1.80	1.80	178,000
Consultants	3,930	—	3,930	1.80	1.80
June 23, 2006 (2)
Employees	86,250	42,300	128,550	2.70	2.70	343,000
Executive Officers	249,999	—	249,999	2.70	2.70
June 28, 2006 (2)
Non-Employee Directors	51,500	—	51,500	0.002	2.70
July 25, 2006 (2)
Employees	56,475	17,500	73,975	3.30	3.30	99,000
September 12, 2006 (2)
Employees	36,300	7,000	43,300	3.40	3.40	60,000
Consultants	15,000	—	15,000	3.40	3.40
October 18, 2006 (2)
Employees	—	269,062	269,062	3.60	3.60	561,000
Executive Officers	—	103,365	103,365	3.60	3.60
November 14, 2006 (2)
Employees	95,125	21,707	116,832	3.90	3.90	235,000
Executive Officers	—	29,070	29,070	3.90	3.90
January 8, 2007 (2)
Employees	146,750	59,812	206,562	4.40	4.40	868,000
Executive Officers	269,999	—	269,999	4.40	4.40
January 30, 2007 (2)
Employees	37,625	22,750	60,375	4.50	4.50	113,000
Non-Employee Directors	33,333	—	33,333	4.50	4.50
Non-Employee Directors	75,000	—	75,000	0.002	4.50
February 27, 2007 (2)
Employees	19,000	12,000	31,000	7.60	7.60	100,000
Non-Employee Directors	12,500	—	12,500	0.002	7.60
April 5, 2007 (3)
Employees	71,000	109,487	180,487	10.00	10.00		(4)
Executive Officers	—	166,746	166,746	10.00	10.00
						$2,780,000	(5)

(1)
The Deferred Compensation balance will amortize into compensation expense on a straight-line basis over the next 3.5 years.

(2)
A contemporaneous valuation report was prepared in accordance with the guidance in the AICPA Practice Aid for this stock option grant.

(3)
In accordance with the AICPA Practice Aid, the price of a recent arm's-length private cash transaction was used in the determination of the fair value on such stock option grant date.

(4)
Information required to complete this disclosure will not be available until the end of the current fiscal quarter.

(5)
As disclosed in Note 9 on page F-27 of Amendment No. 2.

7.
Expand your disclosures to provide more details regarding the methods that your board of directors employed to determine the fair value of your common stock prior to January 1, 2006. In addition to the current disclosure regarding the general factors that were considered, your discussion should include more details regarding the valuation methods and the related assumptions that were used by the board.

  RESPONSE: The Company respectfully advises the Staff that it has modified and expanded its disclosure on page 36 of Amendment No. 2 in response to the Staff's comment by providing more detail regarding the methods used by the Board of Directors to determine the fair value of the Company's common stock prior to January 1, 2006.

8.
Please identify the third-party valuation specialist by name in this section and better integrate the two new paragraphs summarizing the third-party valuation methodology appearing on pages 38-39 with the introduction of the concept appearing on page 37. The intervening table makes it difficult to follow this discussion. Also, the two new paragraphs do not clearly distinguish which actions were taken by Orchard Partners and which actions were taken by the company and/or its board of directors. Please revise your disclosure accordingly.

  RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 36-40 of Amendment No. 2 in response to the Staff's comment.

9.
On a related matter, the consent of Orchard Partners filed as Exhibit 23.3 to the registration statement does not comply with Rule 436(a) of Regulation C, in that it does not expressly state that Orchard Partners consents to the quotation or summarization of its valuation report in the registration statement. Please refile the consent with the proper representation.

  RESPONSE: The Company respectfully advises the Staff that it has re-filed the consent of Orchard Partners as Exhibit 23.3 to Amendment No. 2 in response to the Staff's comment to comply with Rule 436(a) of Regulation C.

10.
Revise your disclosures to provide information sufficient for readers to understand the significant changes in the fair value of your common stock throughout the periods presented. For example, we note that the fair value increased from $2.25 to $3.80 during the 28-day period between January 30 and February 27, 2007. You should specifically address each material increase in value by describing any changes in valuation methods or assumptions and highlighting both internal and external events that influenced the changes. These disclosures should be specific to each change, and quantitative information should be provided to the extent practicable. In addition, the disclosures described in the second bullet of comment 6 in our letter dated May 4, 2007 should be included upon determining an offering range. We may have further comment upon reviewing these disclosures.

  RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 38-40 of Amendment No. 2 in response to the Staff's comment. In accordance with the supplemental letter to the Staff on May 23, 2007, the Company confirms to the Staff that on May 22, 2007 the managing underwriters in the initial public offering communicated to the Company that they expect the proposed price range for the common stock to be between $5.50 and $7.50 per share, or $11.00 to $15.00 per share after reflecting the impact of the 1-for-2 reverse stock split effected on June 14, 2007. All share and per share data in the prospectus has been retroactively adjusted to reflect this reverse split. As of this date, the managing underwriters have not revised the expected price range. The Company will select the final price range and include it in a pre-effective amendment to the Registration Statement prior to any distribution of a preliminary prospectus.

11.
Please tell us whether you used a marketability discount in determining the value of your common stock. If one was used, revise your disclosures to describe your basis for each discount applied. If not, revise to indicate that and explain your rationale.

  RESPONSE: In response to the Staff's comment, the Company respectfully advises the Staff that Orchard Partners, Inc. included a discount for lack of marketability in preparing the contemporaneous valuation reports. The Company has modified its disclosure on pages 38 of Amendment No. 2 to describe the basis of including such a discount.

Results of Operations, page 41

Comparison of Six Months Ended March 31, 2006 and 2007, page 42

Services revenue, page 42

12.
Revise to quantify and analyze maintenance and professional services revenue separately. In this regard, we note that services such as implementation and training are project-oriented and generally associated with the initial sale of a software license, whereas maintenance services are recurring to a large extent and recognized over an extended period of time. Your disclosures should provide the relative amounts of each type of revenue and discuss the nature of each. In order to ensure a complete presentation, you should consider disclosing the historical percentage of your customers that renew maintenance and explain the effect of increases in your installed base on maintenance revenue in more detail.

  RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 43, 46-47, 49-50 of Amendment No. 2 in response to the Staff's comment.

Liquidity and Capital Resources, page 51

Accounts Receivable, Net, page 51

13.
Please revise to add a qualitative analysis of the changes in your DSO between balance sheet dates as previously requested in comment 11 in our letter dated May 4, 2007.

  RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page 54 of Amendment No. 2 in response to the Staff's comment.

Business page 56

14.
In response to comment 14 in our letter dated May 8, 2007, you revised your disclosure to more fully explain how "virtual servers" fit into your business strategy, but the disclosure still does not fully explain the nature of virtual server technology in a manner that will be readily understandable to someone who is not familiar with your company or industry. Given the projected growth you cite in the adoption of server virtualization technology, please clarify the nature of virtual server technology.

  RESPONSE: The Company respectfully advises the Staff that it has revised its disclosures on page 65 of Amendment No. 2 in response to the Staff's comment.

15.
Please clarify the disclosure in the second full paragraph on page 66 to indicate whether the 200 customers you refer to are active customers or merely represent the number of systems you have installed to date.

  RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in the second full paragraph on page 68 of Amendment No. 2 to indicate that the reference to more than 200 customers represents the number of systems the Company has installed since its inception.

  The Company further advises the Staff that because its customers have perpetual licenses to the Company's software, and the ability to re-deploy those licenses is controlled by a licensing system maintained by the Company, the Company is able to monitor the on-going re-deployment and currently estimates that more than 200 customers are actively deploying the Company's software.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-8

Note 2. Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-10

16.
In your response to comment 13 in our letter dated May 4, 2007, you indicated that your "stand-alone" services include implementation, migration and training. Tell us when such services are sold to existing customers and clarify how you determine that these sales are considered "stand-alone" and not part of multiple-element arrangements. Refer to AICPA Technical Practice Aid 5100.39 in your response.

  RESPONSE: In response to the Staff's comment, the Company respectfully advises the Staff that the Company sells stand-alone implementation, migration, and training services to existing customers. Stand-alone implementation services are sold to existing customers to assist in deploying software updates and upgrades which are provided to existing customers enrolled in the Company's maintenance programs. Stand-alone migration services are sold to existing customers to assist in the configuring of previously purchased software to new customer supplied hardware and operating systems within the existing customer's IT infrastructure. Stand-alone training services are sold to existing customers to enable such customers to remain up to date with product features and functionality.

  Generally, a service element must be independently contemplated and negotiated to be considered stand-alone. Furthermore, the Company uses the specific guidance provided in TPA 5100.39 to determine if service transactions are stand-alone. In evaluating whether each type of service arrangement can be considered stand-alone, the Company considered the specific guidance of TPA 5100.39. Based upon this consideration, the Company believes each type of service arrangement can be classified as stand-alone because:

    •
    the arrangement is independently contemplated and negotiated;

    •
    fees are not subject to refund or forfeiture or other concession if another contract is not completed satisfactorily;

    •
    services being performed are not essential to the functionality of the software; and

    •
    payment terms are not linked to another arrangement.

  In addition to the above, our services offerings are available from multiple vendors and there is no requirement to purchase such services directly from the Company.

* * *

        If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1163.

Sincerely,
/s/ MICHAEL S. TURNER Michael S. Turner

        Enclosures

cc:
Dev Ittycheria, BladeLogic, Inc.
John J. Gavin, Jr., BladeLogic, Inc.
Michael J. Cayer, BladeLogic, Inc.
Jeffrey C. Hadden, Goodwin Procter LLP
Michael J. Minahan, Goodwin Procter LLP